Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-19

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)

	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$293,649	$243,179
Short-term deposits	182,000	259,000
Accounts receivable, net of allowance for credit losses of $0.7 million and $0.5 million as of March 31, 2022 and December 31, 2021, respectively	136,444	129,382
Inventories	143,116	129,147
Prepaid expenses	8,477	6,871
Other current assets	24,185	33,123
Total current assets	787,871	800,702
Non-current assets
Property, plant and equipment, net	200,627	203,295
Goodwill	65,089	65,144
Other intangible assets, net	143,317	152,244
Operating lease right-of-use assets	14,162	14,651
Long-term investments	28,667	28,667
Other non-current assets	16,651	12,519
Total non-current assets	468,513	476,520

Total assets	$1,256,384	$1,277,222

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$59,010	$51,976
Accrued expenses and other current liabilities	44,198	55,358
Accrued compensation and related benefits	38,341	44,684
Deferred revenues - short term	52,337	51,174
Operating lease liabilities - short term	7,158	7,276
Total current liabilities	201,044	210,468
Non-current liabilities
Deferred revenues - long term	22,026	21,133
Deferred income taxes - long term	6,258	7,341
Operating lease liabilities - long term	7,220	7,693
Contingent consideration - long term	53,648	53,478
Other non-current liabilities	23,487	21,095
Total non-current liabilities	112,639	110,740

Total liabilities	$313,683	$321,208

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 66,408 thousand shares and 65,677 thousand shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	$185	$182
Additional paid-in capital	3,021,166	3,012,481
Accumulated other comprehensive loss	(9,824)	(8,771)
Accumulated deficit	(2,068,826)	(2,047,878)
Total equity	942,701	956,014

Total liabilities and equity	$1,256,384	$1,277,222

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
	Three Months Ended March 31,
	2022	2021

Revenues
Products	$113,073	$90,324
Services	50,356	43,865
	163,429	134,189
Cost of revenues
Products	59,373	46,920
Services	34,379	31,692
	93,752	78,612

Gross profit	69,677	55,577

Operating expenses
Research and development, net	23,998	20,601
Selling, general and administrative	65,263	53,334
	89,261	73,935

Operating loss	(19,584)	(18,358)

Financial expenses, net	(1,362)	(377)

Loss before income taxes	(20,946)	(18,735)

Income tax benefit	73	942
Share in losses of associated companies	(75)	(1,118)

Net loss	$(20,948)	$(18,911)

Net loss per share - basic and diluted	$(0.32)	$(0.32)
Weighted average ordinary shares outstanding - basic and diluted	65,721	58,616

Comprehensive loss
Net loss	(20,948)	(18,911)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(702)	(961)
Unrealized gains on derivatives designated as cash flow hedges	(351)	2,173
Other comprehensive income (loss), net of tax	(1,053)	1,212
Comprehensive loss	$(22,001)	$(17,699)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2022
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2021	65,677	$182	$3,012,481	$(2,047,878)	$(8,771)	$956,014
Issuance of shares in connection with stock-based compensation plans	731	3	152	-	-	155
Stock-based compensation	-	-	8,533	-	-	8,533
Comprehensive loss	-	-	-	(20,948)	(1,053)	(22,001)
Balance as of March 31, 2022	66,408	$185	$3,021,166	$(2,068,826)	$(9,824)	$942,701

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2021
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2020	56,617	$155	$2,753,955	$(1,985,896)	$(8,846)	$759,368
Issuance of shares in connection with stock-based compensation plans	670	2	2,881	-	-	2,883
Stock-based compensation	-	-	7,205	-	-	7,205
Public offering of ordinary shares, net	7,931	24	218,851	-	-	218,875
Deferred tax assets in connection with public offering expenses	-	-	1,156	-	-	1,156
Comprehensive income (loss)	-	-	-	(18,911)	1,212	(17,699)
Balance as of March 31, 2021	65,218	$181	$2,984,048	$(2,004,807)	$(7,634)	$971,788

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
(in thousands)	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net loss	$(20,948)	$(18,911)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,290	13,802
Stock-based compensation	8,533	7,205
Foreign currency transaction loss	2,792	4,181
Share in losses of associated companies	75	1,118
Revaluation of investments	1,061	(3,670)
Other non-cash items, net	83	193

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(7,950)	2,620
Inventories	(14,775)	7,046
Other current assets and prepaid expenses	7,386	(3,775)
Other non-current assets	(85)	1,595
Accounts payable	7,194	10,197
Other current liabilities	(16,037)	6,453
Deferred revenues	2,522	(433)
Deferred income taxes, net and uncertain tax positions	(381)	(1,774)
Other non-current liabilities	(823)	(3,096)
Net cash provided by (used in) operating activities	(16,063)	22,751

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	-	(6,356)
Purchase of property and equipment	(3,741)	(4,012)
Investments in short-term bank deposits	(40,000)	(109,000)
Proceeds from short-term bank deposits	117,000	27,000
Purchase of intangible assets	(444)	(278)
Other investing activities	(47)	(98)
Investments in unconsolidated entities	(5,030)	-
Net cash provided by (used in) investing activities	67,738	(92,744)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	-	218,875
Proceeds from exercise of stock options	155	2,883
Other financing activities	866	407
Net cash provided by financing activities	1,021	222,165

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,228)	(2,872)

Net change in cash, cash equivalents and restricted cash	50,468	149,300
Cash, cash equivalents and restricted cash, beginning of period	243,293	272,216

Cash, cash equivalents and restricted cash, end of period	$293,761	$421,516

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	188	884
Transfer of fixed assets to inventory	120	210

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	293,649	421,398
Restricted cash included in other current assets	112	118
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$293,761	$421,516

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing. The Company’s approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, and time-to-market. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect its results of operations and financial position.
In particular, a number of estimates have been and will continue to be affected by the COVID-19 pandemic and/or by macroeconomic conditions that have been triggered as a result of steps taken by governments to counter-act the pandemic. The global economic environment that has set in after the most severe period of the COVID-19 pandemic has passed - assuming that it has passed - remains uncertain, rapidly changing and difficult to predict. The magnitude and duration of, as well as the consequences of, global macroeconomic trends triggered, in large part, by the recovery from the pandemic, such as inflationary pressures and supply chain problems, remain ambiguous currently. As a result, the accounting estimates and assumptions may change over time in response to post-COVID-19 trends. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.
The results of operations for the three months ended March 31, 2022 are not indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2022 as part of the Company’s Annual Report on Form 20-F for such year.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in 2022
     In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40).” This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted
     In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued.  The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

 Note 3. Certain Transactions

Investment in Xaar 3D Ltd. ("Xaar 3D")
During the fourth quarter of 2019, the Company entered into an agreement with Xaar plc (“Xaar”) to purchase additional shares of Xaar 3D that was to increase its stake from 15 to 45 percent, with Xaar retaining the remaining 55 percent. Xaar and Stratasys had announced the formation of Xaar 3D Ltd in July 2018 for the purpose of developing Powder Bed Fusion (“PBF”) additive manufacturing solutions that Stratasys can bring to the market. In addition, the agreement included an option for Stratasys to acquire the remaining shares of Xaar 3D.
Following the additional investment, the Company considered the FASB guidance in accordance with ASC Topic 810 “Consolidation” regarding the propriety of implementing consolidation, for both the variable interest entity and voting model, or equity method accounting. The Company concluded that it should continue accounting for the investment according to the equity method, as it had retained the ability to exercise significant influence but did not control Xaar 3D. For its additional interest in Xaar 3D, the Company paid approximately $15.7 million.
The investment was presented under other non-current assets in the Company’s consolidated balance sheets.

    On November 1, 2021 (the “Xaar 3D transaction date”) , the Company acquired the remaining 55% share of Xaar 3D, for an aggregate purchase price of $29.3 million. The Company paid cash upon closing and it is obligated to make additional earn-out payments and payments of royalties on products and services sales for up to 15 years.

    The Xaar 3D transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting, with the Company as the acquirer. The Company accounted for the acquisition of the remaining equity of Xaar 3D as a step acquisition, which required re-measurement of the Company’s previous ownership interest to fair value prior to completing purchase accounting. Using step acquisition accounting, the Company increased the value of its previously-held equity investment to its fair value of $23.8 million, which resulted in a gain of approximately $14.4 million, recorded in the consolidated statements of operations in the fourth quarter of 2021. The acquisition of the remaining equity interest also resulted in the recognition of a previously unrealized foreign currency gain of $0.6 million, which was reclassified from accumulated other comprehensive income (OCI). The fair value of the previously held equity method investment was determined based upon a valuation of the acquired business, as of the date of acquisition, as detailed below.

The following table summarizes the fair value of the consideration transferred to Xaar 3D’s stockholders for the Xaar 3D transaction:

U.S. $ in thousands
Cash payments	$13,967
Contingent consideration at estimated fair value	15,314
Total consideration for 55% holding	29,281

Fair value of 45% holding	23,775

Total consideration	$53,056

     In accordance with ASC Topic 805, the estimated contingent consideration as of the Xaar 3D transaction date was included in the purchase price. The total contingent payments could reach a maximum aggregate amount of up to $21 million. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

   The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Xaar 3D transaction date. The estimated fair values are preliminary and based on the information that was available as of November 1, 2021. Thus, the measurements of fair value that are reflected are subject to changes, and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$82
Goodwill	25,375
Intangible assets	45,000
Other assets	5,280
Total assets acquired	75,737

Net deferred tax liabilities	1,736
Other labilities	20,945
Total liabilities assumed	22,681

Net assets acquired	$53,056

   RPS acquisition

     On February 16, 2021 the Company acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, the Company paid cash upon closing and is obligated to make additional payments (in cash), subject to performance-based criteria, via earn-out payments over two years.

   Marketable equity investment

     The Company recognized a loss of $1.1 million for revaluation of an equity investment in the first quarter of 2022 and a gain of $3.7 million in the first quarter of 2021. The entity in which the Company invested has become public during the first quarter of 2021 and accordingly the investment is treated as a marketable equity investment. Prior to the first quarter of 2021, the investment was treated as a non-marketable equity investment without readily determinable fair value.

    MakerBot and Ultimaker transaction

    On May 12, 2022, the company announced the creation of a new company (“the combined company”) comprised of MakerBot and Ultimaker. Under the terms of the agreement, Stratasys will contribute MakerBot assets, invest $47 million and own 45.6% of the combined company. While NPM Capital will contribute Ultimaker assets, invest $15.4 million, and own 54.4% of the combined company. The transaction expected to close within few months.
    The Company will account for the investment, in the combined company according to the equity method in accordance with ASC topic 323, as it has retained the ability to exercise significant influence but does not control the new entity.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Revenues

Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company’s customers’ locations) and revenue type for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	(U.S. $ in thousands)
Americas
Systems	$28,982	$21,357
Consumables	31,354	28,211
Service	38,231	32,545
Total Americas	98,567	82,113

EMEA
Systems	15,076	9,698
Consumables	17,825	12,803
Service	7,153	6,417
Total EMEA	40,055	28,918

Asia Pacific
Systems	10,458	8,825
Consumables	9,377	9,430
Service	4,972	4,903
Total Asia Pacific	24,807	23,158

Total Revenues	$163,429	$134,189

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$113,073	$90,324
Services	12,492	10,601
Total revenues recognized in point in time	125,565	100,925

Revenues recognized over time from:
Services	37,864	33,264
Total revenues recognized over time	37,864	33,264

Total Revenues	$163,429	$134,189

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities
Contract assets are recorded when the Company’s right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of March 31, 2022 and December 31, 2021.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company’s deferred revenue as of March 31, 2022 and December 31, 2021 was as follows:

	March 31,	December 31,
	2022	2021
	U.S. $ in thousands
Deferred revenue*	$74,363	$72,307

*Includes $22.0 million and $21.1 million under long term deferred revenue in the Company's consolidated balance sheets as of March 31, 2022 and December 31, 2021, respectively.

Revenue recognized in 2022 that was included in deferred revenue balance as of December 31, 2021 was $17.6 million for the three months ended March 31, 2022.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of March 31, 2022, the total RPO amounted to $126 million. The Company expects to recognize $96.3 million of this RPO during the next 12 months, $18.3 million over the subsequent 12 months and the remaining $11.4 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2022 and December 31, 2021, the deferred commissions amounted to $7.9 million and $7.4 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Inventories

Inventories consisted of the following:

	March 31,	December 31,
	2022	2021
	U.S. $ in thousands
Finished goods	$65,270	$58,784
Work-in-process	4,461	4,360
Raw materials	73,385	66,003
	$143,116	$129,147

Note 6. Goodwill and Other Intangible Assets

      Goodwill

Changes in the carrying amount of the Company’s goodwill during the three months ended March 31, 2022 were as follows:

U.S. $ in thousands

Goodwill as of January 1, 2022	$65,144
Foreign currency translation adjustments	(55)
Goodwill as of March 31, 2022	$65,089

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

      Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2022			December 31, 2021
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$406,371	$(285,972)	$120,399	$406,578	$(279,037)	$127,541
Patents	16,655	(8,823)	7,832	16,220	(8,503)	7,717
Trademarks and trade names	26,062	(22,522)	3,540	26,055	(22,241)	3,814
Customer relationships	100,619	(89,073)	11,546	100,731	(87,559)	13,172
Capitalized software development costs	7,066	(7,066)	-	7,410	(7,410)	-
	$556,773	$(413,456)	$143,317	$556,994	$(404,750)	$152,244

Amortization expenses relating to intangible assets for the three-month period ended March 31, 2022 and 2021 were approximately $9.2 million and $7.5 million, respectively.

As of March 31, 2022, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 9 months of 2022	$27,706
2023	22,164
2024	18,256
2025	15,662
2026	15,591
2027 and thereafter	43,938
Total	$143,317

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Net Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
	(In thousands, except per share amounts)
Numerator:
Net loss for basic and diluted loss per share	$(20,948)	$(18,911)

Denominator:
Weighted average shares - for basic and diluted net loss per share	65,721	58,616

Net loss per share
Basic and diluted	$(0.32)	$(0.32)

The computation of diluted net loss per share excluded share awards of 5.4 million shares for the three months ended March 31, 2022 and 2021, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.

Note 8. Income Taxes

        The Company had income tax benefit of $0.1 million for the three-month period ended March 31, 2022 compared to income tax benefit of $0.9 million for the three-month period ended March 31, 2021. The Company’s effective tax rate as of March 31, 2022 was primarily impacted by the geographic mix of its earnings and losses, as well as its valuation allowance.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	March 31, 2022		December 31, 2021
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$41	-	$82	-
Foreign exchange forward contracts designated as hedging instruments	981	-	910	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(90)	-	(89)	-
Foreign exchange forward contracts designated as hedging instruments	(32)	-	(60)	-
Total contingent consideration*	-	56,050	-	55,919
	$900	$56,050	$843	$55,919

  *Includes $2.4 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of March 31, 2022 and December 31, 2021.

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, GBP, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2022.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
	Balance sheet location	2022	2021	2022	2021
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$41	$82	$15,343	$12,380
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	981	910	72,758	60,408
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(90)	(89)	26,852	33,047
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(32)	(60)	10,355	26,320
		$900	$843	$125,309	$132,155

Foreign exchange contracts not designated as hedging instruments

As of March 31, 2022, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $42.2 million, and were used to reduce foreign currency exposures. With respect to such derivatives, gains of $0.7 million and of $2.2 million were recognized under financial income, net for the three-month period ended March 31, 2022 and 2021, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income, net.

Cash Flow Hedging - Hedges of forecasted foreign currency payroll and other operating expenses

As of March 31, 2022, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $42.0 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs and other operating expenses denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging - Hedges of forecasted foreign currency revenue

As of March 31, 2022, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 41.1 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and, accordingly, they are not speculative in nature.

 STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended March 31,
	2022	2021
	U.S $ in thousands

Cost of sales	$900	$634
Research and development, net	1,786	1,424
Selling, general and administrative	5,847	5,147
Total stock-based compensation expenses	$8,533	$7,205

A summary of the Company’s stock option activity for the three months ended March 31, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2022	$1,732,368	$28.85
Granted	-	-
Exercised	(12,829)	12.02
Forfeited	(13,605)	25.11
Options outstanding as of March 31, 2022	1,705,934	29.01
Options exercisable as of March 31, 2022	$1,374,696	$32.04

As of March 31, 2022, the unrecognized compensation cost of $2.1 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 2.7 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the three months ended March 31, 2022 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	$3,082,798	$26.36
Granted	1,377,792	22.13
Vested	(721,316)	27.30
Forfeited	(68,830)	26.87
Unvested as of March 31, 2022	$3,670,444	$24.58

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of March 31, 2022, the unrecognized compensation cost of $75 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.7 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2022 and 2021, respectively:

	Three Months Ended March 31, 2022
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive income (loss) before reclassifications	271	(702)	(431)
Amounts reclassified from accumulated other comprehensive loss	(622)	-	(622)
Other comprehensive income (loss)	(351)	(702)	(1,053)
Balance as of March 31, 2022	$1,221	$(11,045)	$(9,824)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three Months Ended March 31, 2021
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive income (loss) before reclassifications	1,607	(961)	646
Amounts reclassified from accumulated other comprehensive loss	566	-	566
Other comprehensive income (loss)	2,173	(961)	1,212
Balance as of March 31, 2021	$500	$(8,134)	$(7,634)

c. Public offering of ordinary shares

During March 2021, the Company completed a capital raise of $218.9 million, net of underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034.

       A deferred tax asset in an amount of $1.2 million was recorded in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.

Note 12. Contingencies

 During the fourth quarter of 2021, the Company reached preliminary settlement on an employee-related litigation matter in the US. The financial statements for the period ended March 31, 2022 and the year ended December 31, 2021 include a provision in respect of this settlement.

      The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.